Via Facsimile and U.S. Mail
Mail Stop 6010

September 25, 2007

John J. McCabe
Controller and Chief Accounting Officer
Interleukin Genetics, Inc.
135 Beaver Street,
Waltham, MA   02452

Re: **Interleukin Genetics, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed on April 2, 2007
        File No. 001-32715

Dear Mr. McCabe:

        We have reviewed your filing and have the following comment. We have limited
our review to only your financial statements and related disclosures and do not intend to
expand our review to other portions of your documents. In our comment, we ask you to
provide us with information so we may better understand your disclosure. Please be as
detailed as necessary in your explanation. After reviewing this information, we may raise
additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, F-4

1. Please ask your auditors to clarify to us what is meant in the last paragraph of
    their report on management's assessment of internal control over financial
    reporting: "We do not express an opinion on any form of assurance of
    management's statements referring to management's awareness of errors or
    awareness of transactions inconsistent with management's intent or to the
    Company's plans to remediate or reports to be made in future filings". This
    paragraph appears to be a disclaimer.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant